Mail Stop 4561

January 7, 2009

Brian Fontana, Chief Financial Officer
INX Inc.
6401 Southwest Freeway
Houston, Texas 77074

        Re: INX Inc.
              Registration Statement on Form S-3
              Filed December 12, 2008
              File No. 333-156113

Dear Mr. Fontana:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 5

1. Please provide a materially complete description of the nature of the transaction(s) in which the selling shareholder, James H. Long, Chief Executive Officer and an affiliate of the company, acquired the shares to be resold. In your response, please include the date of each transaction, the number of shares, options or warrants acquired, and the material terms of each transaction.

Part II

Item 16. Exhibits

Exhibit 5.1

2. We note that the legality opinion provided by Mayer Brown LLP refers to the resale of up to 1,893,880 shares of your common stock. However, that number is inconsistent with the number of shares indicated by the pending registration statement. Please update the legality opinion as necessary or advise.

Item 17. Undertakings

3. Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable, or tell us why you believe the undertaking is not required.

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As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3457 with any questions you may have. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551- 3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via Facsimile (713) 238-4600
        Robert F. Gray, Jr.
        Mayer Brown LLP